SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports Q4 and 2005 Revenue

Reston, Virginia, and Montpellier, France – January 30, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported revenue (unaudited) for fourth quarter and fiscal year ended December 31, 2005. All results are reported under U.S. Generally Accepted Accounting Principles (GAAP)

Operating Highlights:

•	Volume:
	-	Q4 2005 total volume of 499.0 million minutes up 23.1% from Q4 2004
	-	Full year 2005 total volume of 2.0 billion minutes up 33.3% compared to 2004
	-	Multimedia Minute volume of 477.5 million minutes in 2005 up nearly 350%

•	Revenue[1] :
	-	Q4 2005 revenue of €35.4 million up 4.8% from Q4 2004
	-	Full year 2005 revenue of €141.9 million up 2.1% from 2004

Volume Growth

In the fourth quarter of 2005, total volume was 499.0 million minutes, an increase of 23.1% from total volume of 405.3 million minutes in the fourth quarter of 2004. Genesys Meeting Center automated services volume was 464.8 million minutes in the fourth quarter of 2005, an increase of 25.3% compared to Genesys Meeting Center volumes of 370.8 million minutes in the fourth quarter of 2004.

Full year 2005 total volume was 2.0 billion minutes, an increase of 33.3% compared to 1.5 billion minutes in 2004. Full year 2005 Genesys Meeting Center automated services volume was 1.8 billion minutes, an increase of 28.6% compared to 1.4 billion minutes in 2004. For the full year 2005, volume utilizing Multimedia Minute pricing increased nearly 350% over 2004 Multimedia Minute volume, to 477.5 million minutes.

Revenue Growth

Full year 2005 revenue1 was €141.9 million, an increase of 2.1% compared to full year 2004 revenue of €139.1 million. In U.S. dollars, revenue for the full year 2005 was $176.7 million, an increase of 2.2% compared to $172.8 million for the full year 2004.

In the fourth quarter of 2005, revenue was €35.4 million, an increase of 4.8% compared to revenue of €33.9 million in the fourth quarter of 2004. In U.S. dollars, revenue for the fourth quarter of 2005 was to $42.1 million, a decline of 3.9% compared to revenue of $43.8 million in the fourth quarter of 2004.

______________
(1)	Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further fluctuated during 2004 and 2005. As a result, the comparability of the company’s revenues and results of operations expressed in euros was significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on its revenues from the fourth quarter of 2004 to the fourth quarter of 2005, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rate for the fourth quarters of 2004 and 2005, respectively, which are the rates it uses for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 2, 2005.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 territories across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President, Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer